UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 9, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2017 First Quarter Results

MONTREAL, QUEBEC and SARASOTA, FLORIDA – May 9, 2017 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) today released results for the first quarter ended March 31, 2017. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, you may refer to the Company’s management’s discussion and analysis and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2017.

First Quarter 2017 Highlights (as compared to first quarter 2016):

•	Revenue increased 8.5% to $207.1 million primarily due to additional revenue from the Powerband Acquisition(1) and an increase in average selling price, including the impact of product mix.

•	Gross margin increased to 23.7% from 21.5% primarily due to an increase in the spread between selling prices and raw material costs and the South Carolina Flood Insurance Proceeds(2) recorded in the first quarter of 2017.

•	Net earnings attributable to the Company shareholders (“IPG Net Earnings”) increased $3.9 million to $13.5 million, primarily due to an increase in gross profit, partially offset by an increase in selling, general and administrative expenses (“SG&A”) mainly related to the Powerband Acquisition, an increase in variable compensation expense and an increase in advisory fees and other costs associated with mergers and acquisitions activity.

•	Adjusted EBITDA(3) increased 23.5% to $29.7 million primarily due to an increase in gross profit, partially offset by an increase in SG&A.

•	Cash flows from operating activities decreased by $9.3 million to an outflow of $10.6 million primarily due to changes in working capital.

•	Free cash flows(3) decreased by $21.9 million to negative $32.7 million primarily due to higher capital expenditures.

(1)	“Powerband Acquisition” refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as “Powerband”) on September 16, 2016.
(2)	“South Carolina Flood Insurance Proceeds” refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. Insurance claim settlement proceeds of $2.1 million received in the fourth quarter of 2016 were recorded as a reduction to cost of sales in the first quarter of 2017. “South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down.
(3)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Announcements:

•	On May 8, 2017, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on June 30, 2017 to shareholders of record at the close of business on June 15, 2017. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

“We are pleased by our first quarter results with Adjusted EBITDA of $29.7 million and an 8.5% increase in revenue to $207.1 million versus the first quarter of last year. In addition, we continued to make significant progress in our previously announced capital expenditure projects which are still expected to be on time and on budget. Despite some headwinds we are facing in terms of higher raw material prices as well as the continued efforts to recover lost sales related to the South Carolina Flood, we remain comfortable with our annual guidance,” said Greg Yull, President and CEO.

Outlook

•	The Company expects gross margin for 2017 to be between 23% and 24%.

•	Adjusted EBITDA for 2017 is expected to be between $127 and $137 million.

•	Manufacturing cost reductions for 2017 are expected to be between $10 and $12 million.

•	Total capital expenditures for 2017 are expected to be between $75 and $85 million.

•	The Company expects a 25% to 30% effective tax rate for 2017 and cash taxes paid in 2017 to be approximately half of the income tax expense in 2017, excluding the potential impact of any significant tax reform legislation and changes in the mix of earnings between jurisdictions.

•	The Company expects revenue in the second quarter of 2017 to be greater than in the second quarter of 2016.

•	The Company expects gross margin and adjusted EBITDA in the second quarter of 2017 to be lower than in the second quarter of 2016 due primarily to the positive impact of the South Carolina Flood Insurance Proceeds recorded in the second quarter of 2016.

Conference Call

A conference call to discuss the Company’s 2017 first quarter will be held Tuesday, May 9, 2017, at 10 A.M. Eastern Time. Participants may dial 877-291-4570 (USA & Canada) and 647-788-4919 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 12144070. The recording will be available from May 9, 2017 at 1:00 P.M. until June 9, 2017 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,200 employees with operations in 17 locations, including 11 manufacturing facilities in North America, one in Europe and one in India.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding dividends; the Company’s comfort with its previously-provided annual guidance; the Company’s second quarter and full year 2017 outlook, including Adjusted EBITDA, gross margin, manufacturing cost reductions, capital expenditures, effective tax rate and income tax expenses and revenue, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company’s acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information—Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2016 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on the Company’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended March 31

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2017	2016
	$	$
Revenue	207,120	190,816
Cost of sales	157,980	149,720

Gross profit	49,140	41,096

Selling, general and administrative expenses	25,974	23,384
Research expenses	2,978	2,542

	28,952	25,926

Operating profit before manufacturing facility closures, restructuring and other related charges	20,188	15,170
Manufacturing facility closures, restructuring and other related charges	267	1,733

Operating profit	19,921	13,437

Finance costs (income)
Interest	1,148	982
Other expense (income), net	428	(91)

	1,576	891

Earnings before income tax expense	18,345	12,546
Income tax expense
Current	2,693	2,076
Deferred	2,219	940

	4,912	3,016

Net earnings	13,433	9,530

Net Earnings (loss) attributable to:
Company shareholders	13,462	9,530
Non-controlling interest	(29)	—

	13,433	9,530

Earnings per share attributable to
Company shareholders
Basic	0.23	0.16
Diluted	0.22	0.16

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended March 31

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2017	2016
	$	$
OPERATING ACTIVITIES
Net earnings	13,433	9,530
Adjustments to net earnings
Depreciation and amortization	8,275	7,235
Income tax expense	4,912	3,016
Interest expense	1,148	982
Non-cash (recoveries) charges in connection with manufacturing facility closures, restructuring and other related charges	(298)	528
(Reversal of impairment) impairment of inventories	(43)	424
Share-based compensation expense	1,188	1,594
Pension, post-retirement and other long-term employee benefits	685	707
Loss (gain) on foreign exchange	191	(328)
Other adjustments for non cash items	(17)	122
Income taxes paid, net	(301)	(199)
Contributions to defined benefit plans	(593)	(178)

Cash flows from operating activities before changes in working capital items	28,580	23,433

Changes in working capital items
Trade receivables	(2,230)	(6,541)
Inventories	(9,428)	(11,116)
Parts and supplies	(607)	(464)
Other current assets	2,445	2,456
Accounts payable and accrued liabilities	(28,459)	(9,114)
Provisions	(879)	22

	(39,158)	(24,757)

Cash flows from operating activities	(10,578)	(1,324)

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(22,124)	(9,494)
Other investing activities	19	(50)

Cash flows from investing activities	(22,105)	(9,544)

FINANCING ACTIVITIES
Proceeds from borrowings	39,511	64,635
Repayment of borrowings	(14,208)	(47,363)
Interest paid	(1,208)	(815)
Repurchases of common shares	—	(1,697)
Dividends paid	(8,316)	(7,509)
Other financing activities	14	115

Cash flows from financing activities	15,793	7,366

Net decrease in cash	(16,890)	(3,502)
Effect of foreign exchange differences on cash	40	160
Cash, beginning of period	20,956	17,615

Cash, end of period	4,106	14,273

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	March 31, 2017	December 31, 2016
	$	$
ASSETS
Current assets
Cash	4,106	20,956
Trade receivables	92,025	90,122
Inventories	113,335	103,470
Parts and supplies	16,990	16,368
Other current assets	9,072	11,321

	235,528	242,237
Property, plant and equipment	247,285	233,478
Goodwill	31,574	30,841
Intangible assets	34,303	34,050
Deferred tax assets	33,087	36,611
Other assets	3,896	3,380

Total assets	585,673	580,597

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	74,826	100,216
Provisions, current	2,123	3,851
Borrowings, current	7,757	7,604

	84,706	111,671
Borrowings, non-current	197,589	172,221
Pension, post-retirement and other long-term employee benefits	30,955	30,832
Long-term share-based compensation liability	10,355	296
Non-controlling interest	10,500	10,020
Deferred tax liabilities	9,720	9,332
Provisions, non-current	2,695	2,040
Other liabilities	1,574	1,242

	348,094	337,654

EQUITY
Capital stock	351,706	351,203
Contributed surplus	18,744	29,585
Deficit	(122,225)	(124,605)
Accumulated other comprehensive loss	(17,335)	(19,647)

Total equity attributable to Company shareholders	230,890	236,536
Non-controlling interest	6,689	6,407

Total equity	237,579	242,943

Total liabilities and equity	585,673	580,597

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of the ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) share-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2017	December 31, 2016	March 31, 2016
	$	$	$
Net earnings	13.4	21.7	9.5
Interest and other finance costs	1.6	1.3	0.9
Income tax expense	4.9	9.7	3.0
Depreciation and amortization	8.3	8.7	7.2

EBITDA	28.2	41.4	20.7
Manufacturing facility closures, restructuring and other related charges (recoveries)	0.3	(7.7)	1.7
Share-based compensation expense	1.2	1.6	1.6
Impairment (reversal of impairment) of long-lived assets and other assets	(0.0)	0.1	0.0
Loss (gain) on disposal of property, plant and equipment	0.0	0.0	(0.0)

Adjusted EBITDA	29.7	35.3	24.0

Free Cash Flows

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
	$	$	$
Cash flows from (used for) operating activities	(10.6)	65.0	(1.3)
Less purchases of property, plant and equipment	(22.1)	(14.2)	(9.5)

Free cash flows	(32.7)	50.8	(10.8)